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                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 33-49082


Upper right corner of Prospectus cover:

For supplemental information regarding AVANIR Pharmaceuticals since this Prospectus was prepared, see Prospectus Supplements dated May 6, 1999 and July 29, 1999, which are attached to the back page of this Prospectus beginning on Page S-1. The Prospectus Supplements describe the reduction in exercise price and extension of expiration date of the outstanding Class D Warrants, and provides updates concerning our new drug application with the U.S. Food and Drug Administration, financing plans, legal proceedings, and status of the listing of our Class A Common Stock on the Nasdaq National Market System.
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                             AVANIR PHARMACEUTICALS

                  SUPPLEMENT TO PROSPECTUS DATED APRIL 29, 1999
                    AND PREVIOUS SUPPLEMENT DATED MAY 3, 1999

                                  JULY 29, 1999

Reduction in Exercise Price and Extension of Expiration Date of Class D
Warrants:

      On July 16, 1999, we reduced the exercise price of the outstanding Class D Warrants from $1.50 to $1.375 per share of Class A Common Stock. As part of the reduction in exercise price, we issued an additional 126,166 Class D Warrants and an equal number of shares of Class A Common Stock underlying these additional warrants were authorized. In June 1999, we extended the expiration date of the Class D Warrants from June 30, 1999 to August 31, 1999.

Status of Discussions with the FDA Regarding Docosanol Cream:

      As discussed in the Prospectus dated April 29, 1999 and updated by the Prospectus Supplement dated May 3, 1999, we have had ongoing discussions with the Food and Drug Administration since mid-March 1999 regarding the additional evidence of efficacy of docosanol cream. On July 21, 1999, we received a letter from the FDA stating it had reviewed the additional evidence of efficacy that we had submitted during the last several months. The FDA requested additional statistical analyses to "assess the consistency of the (clinical) data." We intend to submit the results of the requested analyses to the FDA within the next two weeks, to complete the information that the FDA has requested. The FDA stated "that the review of that material can be accomplished relatively quickly."

Status of Financing Plans:

      At a Special Meeting of Shareholders on May 21, 1999, our shareholders approved the issuance of over 20% of the currently issued and outstanding shares of Class A Common Stock in connection with the potential issuance of Class A Common Stock underlying the Series D Convertible Preferred Stock, the Class J Stock Purchase Warrants and a potential financing through an equity line. Our ability to access the equity line depends on various conditions including, but not limited to, our Class A Common Stock trading at or above $1.00 per share and the continued listing of our Class A Common Stock on the Nasdaq National Market System. In addition, the Company is required to file with the SEC a registration statement to register the Class A Common Stock underlying the equity line with the SEC. We have not yet filed this registration statement pending a review of recent SEC interpretations regarding the use of equity lines as a form of financing.

Update to Legal Proceedings:

      Dr. David H. Katz's claims against us have been reduced from fifteen to six, either by his withdrawal of claims or rulings by the court by summary adjudication in our favor. The trial on the remaining causes of action is set to begin on August 23, 1999. Such causes still include:

1. Dr. Katz's claim for reinstatement of voting rights with respect to the shares of Class B Common Stock that he sold to Healthmed, Inc.;
2. A determination of whether Dr. Katz was fired for "cause" and therefore is entitled to severance pay;
3. Whether the exercise date for Mrs. Katz's options to exercise 10,000 shares of Class B Common Stock should be extended;
4. Whether Dr. Katz was "defamed" by statements that he was fired for "cause";


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5.    Whether we interfered with any contractual relations between Dr. Katz and
      Medical Biology Institute; and
6.    An accounting for unreimbursed expenses allegedly advanced to us by Dr.
      Katz.

      We also expect that our cross-complaint against Dr. Katz will go to trial. Neither our counsel nor we can express an opinion on the likely outcome of the lawsuits with Dr. Katz. However, we intend to defend the claims from, and pursue claims against, Dr. Katz vigorously. Discovery is now complete, and we are currently engaged in trial preparation.

Status of Listing with Nasdaq National Market:

      Nasdaq still considers the bid price of our Class A Common Stock to be deficient. Since February 8, 1999, the date on which Nasdaq sent to us the notice of non-compliance, the closing bid price of our Class A Common Stock has exceeded the minimum bid price requirement of $1.00 on several occasions. However, as of close of the Nasdaq market on July 26, 1999, the closing bid price of our Class A Common Stock was below $1.00 and has been below $1.00 for 30 consecutive days. Thus, delisting remains a serious risk.

      Also, several factors could negatively impact the bid price of our Class A Common Stock. For example, negative news from the FDA regarding our new drug application for docosanol cream would likely cause a lower market price. Additionally, if the holders of Series D Convertible Preferred Stock exercise their rights to convert into shares of Class A Common Stock, then the effect could dilute the ownership of holders of our Class A Common Stock. Any conversion could cause downward pressure on the market price of our Class A Common Stock. In turn, this lower market price would allow for conversion into more shares of Class A Common Stock, causing additional downward pressure on the market price.

      Nasdaq also requires that we maintain net tangible assets of at least $4 million. Our net tangible assets for June 30, 1999 are below $4.0 million. If we do not complete all of the terms and conditions necessary to obtain additional financing previously arranged with our investors to support operations, then we likely will not achieve Nasdaq's minimum listing requirement for net tangible assets, which would cause the delisting of our Class A Common Stock.

      On July 1, 1999, we attended an oral hearing with Nasdaq to discuss our financing plans and other plans for improving the trading price of our Class A Common Stock to acceptable levels. As of July 26, 1999, we had not received a report from the oral hearings panel regarding the outcome of the meeting. If Nasdaq delists our Class A Common Stock, then we may face significant difficulties in raising additional capital on favorable terms, if at all. Delisting also will negatively affect shareholder liquidity.


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